Exhibit 27

Daniel S. Och            Harold Kelly            Richard Lyon

James O’Connor            Zoltan Varga

c/o Willoughby Capital Holdings, LLC

667 Madison Avenue

Floor 23

New York, New York 10065

August 16, 2023

Special Committee of the Board of Directors

Sculptor Capital Management, Inc.

9 West 57th Street

39th Floor

New York, New York 10019

Dear Special Committee Members,

We write to express our concerns with the sale process involving the proposed acquisition of Sculptor Capital Management, Inc. (the “Company”) by Rithm Capital Corp. (“Rithm”).  We believe that the transaction with Rithm substantially undervalues the Company and penalizes all shareholders for the Board of Director’s breaches of fiduciary duty and the lack of proper oversight that has repeatedly destroyed shareholder value.  Our group previously expressed concerns that the Board would pursue a transaction that does not reflect the full value of the Company, that would not maximize value for the benefit of all shareholders, and that further entrenches the interests of current Company management.

Yet the Board did precisely this.  On December 17, 2021, the date that the Board of Directors approved the exorbitant compensation package for CEO James Levin, the Company’s stock was trading at $20.02.  Just over 18 months later, the Board now has approved a deal that would pay the public shareholders $11.15 per share, just a fraction of what the stock was once worth.  In view of this history, we find it impossible to understand how Marcy Engel, the Chair of the Board, could claim that this deal “deliver[s] a great outcome for Sculptor shareholders.”  Memories are not that short.

Based on the public disclosures and the reactions we have heard from third parties, we believe that the Special Committee failed, and is continuing to fail, to run a sale process that is designed to achieve the best result for all shareholders and is consistent with the Board’s duties under law.  We understand that there may be potential bidders who were excluded from the process prior to the announcement of the Rithm transaction and/or who are interested in transacting with the Company for higher value at this time but may be prohibited by restrictions in their non-disclosure agreements from making proposals to the Company and its shareholders.  We encourage the Special Committee to release all bidders from any such restrictions on the ability of third parties to make public their offers or indications of interest for the Company—a policy of transparency that surely advances the Special Committee’s duty to maximize shareholder value.  A free and open process, unrestricted by the demands of management, will have the highest chance of producing the best outcome for shareholders.

In addition, we understand that senior management may have interacted with potential buyers or their representatives to influence the outcome in their favor and to the potential detriment of the Company’s shareholders.  This appears to explain the structure of the Rithm deal and the fact that the Special Committee apparently did not seriously entertain the expressions of interests of other bidders, whose proposals were focused more on shareholder value than the interests of senior management.

We remain open to supporting a transaction that would deliver maximum value to all shareholders and account for the massive diversion of value to management, which comes entirely at the expense of the Company’s shareholders.  Consistent with that, as you know, we have been working diligently, but so far unsuccessfully, with Rithm both prior to and since the public announcement of the transaction to see if the terms of the deal can be sufficiently improved for shareholders so that we would be comfortable supporting it. Absent material changes to the proposed transaction, we will vigorously oppose this transaction.

Sincerely,

/s/ Daniel S. Och

/s/ Harold Kelly

/s/ Richard Lyon

/s/ James O’Connor

/s/ Zoltan Varga

cc:	Andrew J. Levander, Dechert LLP
Kenneth E. Young, Dechert LLP
Peter Harwich, Latham & Watkins, LLP
Harvey Eisenberg, Weil, Gotshal & Manges LLP

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